UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Digital Media Solutions, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

25401G106

(CUSIP Number)

James H. Miller

General Counsel & Corporate Secretary

Clairvest Group, Inc.

22 St. Clair Avenue East, Suite 1700 Toronto, Ontario, Canada M4T 2S3

416.925.9270

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS Clairvest Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,269,235
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,269,235

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,269,235
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 45.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

*

All percentages of Common Stock outstanding contained herein are based on 2,727,525 shares of Class A Common Stock outstanding as of August 28, 2023, as reported on the Form 10-Q filed by the Issuer on August 18, 2023 and giving effect to the 1-for-15 reverse stock split, as described in Item 4. Includes 61,479 warrants to purchase Common Stock.

1	NAMES OF REPORTING PERSONS Clairvest Equity Partners V Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 832,526
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 832,526

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,526
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes 36,169 warrants to purchase Common Stock.

1	NAMES OF REPORTING PERSONS CEP V Co-Investment Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Manitoba, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 424,536
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 424,536

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 424,536
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

*	Includes 18,444 warrants to purchase Common Stock.

EXPLANATORY NOTE

This Amendment No. 3 amends the initial Schedule 13D filed jointly by Clairvest Group, Inc. (“Clairvest”), Clairvest Equity Partners V Limited Partnership (“Blocker Seller 1”) and CEP V Co-Investment Limited Partnership (“Blocker Seller 2” and, together with Blocker Seller 1, “Blocker Sellers”), collectively, the “Reporting Persons,” with the U.S. Securities and Exchange Commission (the “SEC”) on July 27, 2020, as amended by Amendment No. 1 filed with the SEC on July 31, 2020 and Amendment No. 2 filed with the SEC on October 26, 2020 with respect to the Class A common stock, par value $0.0001 per share (the “Common Stock” or “Class A Common Stock”) of Digital Media Solutions, Inc., a Delaware corporation (the “Issuer”). Disclosure items set forth in the Schedule 13D (as amended, the “Schedule 13D”) shall remain in effect, except to the extent expressly amended or superseded by this Amendment No. 3. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended and supplemented as follows:

Effective August 25, 2023, Maurissa Bell and Robbie Isenberg, designees of Clairvest on the Issuer’s Board of Directors, resigned from the Issuer’s Board of Directors.

On August 18, 2023 the Issuer’s Board Directors approved a reverse stock split of the Company’s Class A common stock and Class B common stock at a ratio of 1-for-15, which became effective after market close on August 28, 2023. This Amendment No. 3 gives effect to such reverse stock split.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety with the following:

(a) and (b)

All percentages of Common Stock outstanding contained herein are based on 2,727,525 shares of Class A Common Stock outstanding as of August 28, 2023, as reported on the Form 10-Q filed by the Issuer on August 18, 2023 and giving effect to the 1-for-15 reverse stock split.

Prism Data, LLC (“Prism”) and Clairvest, as parties to the Director Nomination Agreement, may be deemed part of a “group” within the meaning of Section 13(d)(3) of the Act. Accordingly, such group collectively may beneficially own 45.5% of the 2,727,525 shares of Class A Common Stock outstanding. Shares of Common Stock disclosed as beneficially owned by Clairvest exclude shares of Common Stock held by any of the other parties to the Director Nomination Agreement, as to which Clairvest disclaims beneficial ownership.

Clairvest may be deemed to beneficially own and share the power to vote and dispose of 1,269,235 shares of Common Stock, which represents 45.5% of the Common Stock outstanding, including: (i) an aggregate of 1,207,756 shares of Class A Common Stock held directly by the Clairvest Funds, which includes (a) 796,358 shares held by Blocker Seller 1 and (b) 406,092 shares held by Blocker Seller 2; and (ii) Seller Warrants held directly by the Clairvest Funds to purchase an aggregate of 61,479 shares of Class A Common Stock, which consist of (a) warrants to purchase 36,169 shares held by Blocker Seller 1, (b) warrants to purchase 18,444 shares held by Blocker Seller 2 and (c) warrants to purchase 6,867 shares held by Clairvest Direct Seller. The Clairvest Direct Seller also directly owns 151,191 of Class B Common Stock. The following table summarizes each Reporting Person’s beneficial ownership of Class A Common Stock:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Clairvest Group Inc.	1,269,235	45.5%	0	1,269,235	0	1,269,235
Clairvest Equity Partners V Limited Partnership	832,526	30.1%	0	832,526	0	832,526
CEP V Co-Investment Limited Partnership	424,536	15.5%	0	424,536	0	424,536

(c)	Except for the transactions described in Item 3 of this Schedule 13D, the Reporting Persons have not engaged in any transaction involving shares of Common Stock in the past 60 days.

(d)

The limited partnership interests in (i) each of Blocker Seller 1 and Clairvest Direct Seller are held by third parties that are not affiliated with Clairvest and (ii) Blocker Seller 2 is controlled by Clairvest. No person other than the Reporting Persons are known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Stock beneficially owned by the Reporting Persons and described in this Item 5.

(e)	Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: August 29, 2023

CLAIRVEST GROUP INC.

By:	/s/ Michael Wagman
Name:	Michael Wagman
Title:	President

By:	/s/ James Miller
Name:	James Miller
Title:	General Counsel & Corporate Secretary

CLAIRVEST EQUITY PARTNERS V LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GP MANAGECO INC.

By:	/s/ Michael Wagman
Name:	Michael Wagman
Title:	President

By:	/s/ James Miller
Name:	James Miller
Title:	Secretary

CEP V CO-INVESTMENT LIMITED PARTNERSHIP, by its general partner, CLAIRVEST GENERAL PARTNER V L.P., by its general partner, CLAIRVEST GP (GPLP) INC.

By:	/s/ Michael Wagman
Name:	Michael Wagman
Title:	President

By:	/s/ James Miller
Name:	James Miller
Title:	Secretary